

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

March 28, 2008

Thomas A. James, Chief Executive Officer
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:  Raymond James Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Form 10-Q for Quarter Ended December 31, 2007**
> **File No. 001-09109**
> **Proxy Statement on Schedule 14A**
> **Filed January 7, 2008**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Base Salary and Annual Bonus, page 10

1.  Please describe how the Committee determines base salary amounts.

2.  We note the statement that for fiscal 2007, the Performance Bonus Pool was allocated equally among the Operating Committee members participating in that pool. Please tell us how this allocation was consistent with the bonus formulas disclosed in your 2007 proxy statement.

Compensation of the Chief Executive Officer, page 11

3.      We note that you have disclosed how the CG&N Committee determined Mr.
        James's bonus for fiscal 2007.  Please provide similarly detailed disclosure for
        salary and bonus compensation awarded to each of your named executive officers.

Fiscal Year 2008 Bonus Formulas for Certain Executive Officers as Approved by the
CGN&C Committee, page 14

4.      Please include the bonus formulas that correspond to the bonus amounts reflected
        in the summary compensation table.  We do not object to the additional disclosure
        of bonus formulas for the next fiscal year, but we believe that the bonus formulas
        for the most recently completed fiscal year should be included as part of the
        CD&A discussion for that year.

Grants of Plan Based Awards for Fiscal Year Ended September 30, 2007, page 16

5.      We note footnote (2) to the table, which refers to options granted every two years.
        Please clarify whether the dollar amounts shown in the last column of the table
        reflect the grant date fair value of any option awards, or if those amounts relate
        solely to the restricted stock awarded in fiscal 2007.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Detailed cover letters greatly facilitate our
review.  Please file your cover letter on EDGAR.  Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ▪  the company is responsible for the adequacy and accuracy of the disclosure in the
      filings;

   ▪  staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and

   ▪  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Linda Van Doorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.  Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3785 with any other questions.

Sincerely,


Karen Garnett
Assistant Director